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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)

                                   ----------

                              QUALITY DINING, INC.
                                (Name of Issuer)

  Common Stock, no par value                                747456P  10  5
(Title of class of securities)                              (CUSIP number)

                                David W. Schostak
                                    NBO, LLC
                           25800 Northwestern Highway
                                    Suite 750
                           Southfield, Michigan 48075
                                 (248) 262-1000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 14, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

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NY2:\992075\02\72816.0003

-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 2 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NBO, LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Michigan
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          1,185,000
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     1,185,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,185,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           10.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 3 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Jerome L. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,185,000
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,185,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,185,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           10.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 4 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                David W. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,185,000
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,185,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,185,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           10.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 5 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Robert I. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------------------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,185,000
       OWNED BY
                          -------------------------------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------------------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,185,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,185,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           10.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP NO. 747456P 10 5                                         13D                                             Page 6 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Mark S. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------------------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,185,000
       OWNED BY
                          -------------------------------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------------------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,185,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,185,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           10.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


         This Amendment No. 15 ("Amendment No. 15") amends the Statement on
Schedule 13D filed on March 26, 1999, as amended by Amendment No. 1 filed on October 5, 1999, Amendment No. 2 filed on January 13, 2000, Amendment No. 3 filed on February 22, 2000, Amendment No. 4 filed on February 24, 2000, Amendment No. 5 filed on February 28, 2000, Amendment No. 6 filed on April 7, 2000, Amendment No. 7 filed on April 19, 2000, Amendment No. 8 filed on April 25, 2000, the Amendment filed on Schedule TO filed on May 9, 2000 ("Amendment No. 9"), Amendment No. 10 filed on May 25, 2000 ("Amendment No. 10") the Amendment filed on Schedule TO filed on June 6, 2000 ("Amendment No. 11"), the Amendment filed on Schedule TO filed on June 8, 2000 ("Amendment No. 12"), the Amendment filed on Schedule TO filed on July 11, 2000 ("Amendment No. 13") and Amendment No. 14 filed on August 11, 2000 (the "Schedule 13D") by and on behalf of the following persons: NBO, LLC ("NBO"), Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (collectively, the "Schostaks" and together with NBO, the "Reporting Persons").

         Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" or the "Issuer" shall mean Quality Dining, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

         On December 6, 2000, the Company issued a press release and filed with the Securities and Exchange Commission a Current Report on Form 8-K, each indicating that it had repurchased an aggregate of 346,500 Shares and that 11,884,594 Shares were then outstanding following the completion of such repurchases. As a result of such repurchases, the Reporting Persons' beneficial ownership of shares increased to slightly in excess of 10% of the outstanding Shares. The "Business Combinations" provisions of the Indiana Business Corporation Law impose significant constraints on a shareholder of an Indiana corporation owning 10% or more of the voting power of its outstanding voting shares but provides that such provisions will not apply to a person who became such an owner inadvertently if such person divests itself of such excess as soon as practicable. In the absence of the taking of corporate action by Quality Dining to assure the Reporting Persons that NBO would not become subject to such constraints, NBO determined to divest itself of Shares sufficient to reduce its ownership below 10%. Accordingly, on December 8 and December 11, 2000, NBO sold an aggregate of 15,000 Shares in open market transactions.

         In addition, as previously announced by the Company, NBO, the Company and its chief executive officer were unable to enter into definitive agreements with respect to the previously announced agreement in principle under which NBO or its affiliate would acquire certain assets of Quality Dining in exchange for consideration consisting of cash and Shares. The parties, however, have continued to discuss and negotiate other similar transactions.

         NBO's future course of action will depend upon, among other things, the outcome of the pending discussions and negotiations. In the event that no definitive agreement is reached, the Reporting Persons will assess their alternatives, which may include nominating candidates for election to the

Company's Board of Directors at the Company's 2001 Annual Meeting of Shareholders and/or reinstituting a tender offer for the Shares (at an offer price that could be the same as, or different from, the price offered in the expired Offer). Alternatively, the Reporting Persons also may determine to dispose of Shares in the open market, in privately negotiated transactions or otherwise.

         Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, NBO beneficially owned in the aggregate 1,185,000 Shares constituting approximately 9.97% of the outstanding Shares (the percentage of Shares owned being based upon 11,884,594 Shares outstanding on December 4, 2000, as set forth in the Company's Current Report on Form 8-K filed December 6, 2000).

         Each of the Schostaks, as a member of NBO, may be deemed to beneficially own Shares which NBO beneficially owns. Each of the Schostaks disclaims beneficial ownership of such Shares for all other purposes.

         (b) The responses to Items 7-11 on each of pages 2-6 hereof which relate to voting and disposition of Shares with respect to each Reporting Person are incorporated herein by reference.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the last sixty days is set forth in Exhibit 15, attached hereto, which is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 above is incorporated herein by reference. Except as indicated therein, the information set forth in Item 6 of the Schedule 13D remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit is filed herewith:

         15. Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days.

         [The remainder of this page intentionally left blank.]

                                   SIGNATURES

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 14, 2000

                                NBO, LLC


                                By:  /s/ David W. Schostak
                                  ----------------------------------------
                                       David W. Schostak, Member



                                 /s/ Jerome L. Schostak
                                ------------------------------------------
                                       Jerome L. Schostak



                                 /s/ David W. Schostak
                                ------------------------------------------
                                       David W. Schostak



                                 /s/ Robert I. Schostak
                                ------------------------------------------
                                       Robert I. Schostak



                                 /s/ Mark S. Schostak
                                ------------------------------------------
                                       Mark S. Schostak

                                  EXHIBIT INDEX

                  Exhibit No.                         DESCRIPTION
                  -----------                         -----------

                           15. Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days.